Exhibit 16.1

October 29, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Boqii Holding Limited (copy attached), which we understand will be filed with the Securities and Exchange Commission, under the annual report of Boqii Holding Limited dated October 29, 2024. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, People’s Republic of China

On July 26, 2024, Boqii Holding Limited (the “Company”) appointed Assentsure PAC (“Assentsure”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal years ended March 31, 2024, 2023, and 2022. On such date, the Company also dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as its independent registered public accounting firm, effective immediately. The dismissal of PwC and the appointment of Assentsure were approved by the Company’s board of directors (the “Board”) and the audit committee of the Board.

The audit reports of PwC on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with PwC’s audit of the Company’s consolidated financial statements for the fiscal years ended March 31, 2023 and 2022 and the subsequent interim period through July 26, 2024, there were no disagreements (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) with PwC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matters of the disagreements in connection with its reports. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the fiscal years ended March 31, 2023 and 2022 or in the subsequent interim period through July 26, 2024, other than as disclosed in this annual report.

In the same periods, the Company was advised by PwC of the following outstanding material weaknesses in its internal control over financial reporting: (i) our company’s lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and (ii) lack of sufficient documented financial closing policies and procedures, specifically those related to period end logistics expenses cut-off and accruals and vendor rebate accruals, which were disclosed in the Company’s Form 20-F for the fiscal year ended March 31, 2023.

In addition, during the course of PwC’s audit procedures, performed prior to its dismissal, of the Company’s consolidated financial statements for the fiscal year ended March 31, 2024, PwC informed the Company of issues it had identified relating to the payments in the following transactions. Between September and November 2023, the Company’s Hong Kong subsidiary wired to a financial advisor an aggregate of approximately US$4.1 million as a deposit pursuant to an Asset Merger and Acquisition Deposit Agreement entered into with this financial advisor. In February 2024, the Company’s subsidiary extended an interest free loan of RMB 3 million (approximately US$ 0.4 million) to an individual. Subsequently in March 2024, the borrower transferred RMB 2 million to one of the Company’s executive’s bank account (PwC has not verified such money transfer), and in March and April 2024, the executive transferred RMB 2 million to the Company. In January and February 2024, the Company paid an aggregate of US$1.5 million to a financial advisor under a financial advisory agreement in connection with the Company’s issuance of equity securities throughout September 2023 to March 2024 with aggregate proceeds of US$6.8 million.

PwC has informed the Company of its concern over the substance of the above payments with the aggregate amount of approximately US$6 million. PwC has further advised the Company to carry out an investigation into the substance of the payments above, and advised the Company that it would have been necessary to expand significantly the scope of the audit for the fiscal year ended March 31, 2024, and if PwC had expanded the scope of that audit, information may have come to its attention that, if further investigated, may have materially impacted the fairness or reliability of the consolidated financial statements to be issued. By reason of the dismissal of PwC, PwC did not expand the scope of its audit or conduct further investigation.

The matters described above constitute reportable events. The audit committee of the Board has discussed the reportable events described above with PwC, and the Company has requested PwC to respond fully to the inquiries made by Assentsure concerning the reportable events.

The Company provided PwC with a copy of the forgoing disclosure and requested PwC to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not PwC agrees with the above statements. A copy of PwC’s letter, dated October 29, 2024, is filed as Exhibit 16.1 to this annual report.

During the two most recent fiscal years ended March 31, 2023 and 2024 and in the subsequent interim period through July 26, 2024, neither the Company nor anyone on its behalf consulted Assentsure with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or (ii) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Assentsure that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue. Additionally, during the two most recent fiscal years ended March 31, 2023 and 2024 and in the subsequent interim period through July 26, 2024, neither the Company nor anyone on its behalf consulted Assentsure with respect to any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as that term is described in Item 16F(a)(1)(v) of Form 20-F).

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